40-206A

File No.803- 00222

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC
Mail Processing
Section
JAN 2 9 2014
Washington, DC
124

In the matter of

Brookfield Asset Management Private Institutional Capital Adviser US, LLC
Brookfield Place, 250 Vesey Street, 15th Floor, NY, NY 10281-1023

Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.
Brookfield Place, Suite 300, 181 Bay Street, Toronto, ON M5J 2T3

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC AND BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P. FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

Please send all communications to:

Ronald Fisher-Dayn
Brookfield Asset Management
250 Vesey Street, 15th Floor
New York, NY 10281

Ki P. Hong
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005

This Application, including Exhibits, consists of 34 pages
Exhibit Index appears on page 18



14025049

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the matter of Brookfield Asset Management Private Institutional Capital Adviser US, LLC and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.	APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC AND BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P. FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

I. APPLICATION FOR RELIEF AND STATEMENT OF LAW

Brookfield Asset Management Private Institutional Capital Adviser US, LLC ("Brookfield US") and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. ("Brookfield Canada" and, together with Brookfield US, the "Advisers" or the "Applicants") hereby apply to the Securities and Exchange Commission (the "Commission") for an order for exemptive relief pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Commission Rule 206(4)-5(e). The Advisers request that they be exempted from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1), to the extent necessary to permit the Advisers to provide investment advisory services for compensation to the five government entities described below following a contribution by a covered associate (as described below), as well as any future investment advisory services business that could be affected by such contribution.

Section 206(4) of the Act prohibits investment advisers from engaging in any act, practice or course of business which is fraudulent, deceptive or manipulative, and directs the Commission to adopt such rules and regulations and define and prescribe means reasonably designed to prevent such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule"). Under the Rule, a political contribution (in excess of certain "*de minimis*" limits) made by an investment adviser or its "covered associate" to an "official of a government entity" will trigger a two-year ban on the adviser receiving compensation for providing investment advisory services to that government entity. "Covered associates" of an investment adviser include, among others, executive officers who perform policy-making functions for the investment adviser. Covered associates who are individuals may, without triggering the two-year ban, make *de minimis* contributions to an official of a government entity of up to $350 per official, per election if the covered associate is entitled to vote for such official, and $150 per official, per election if the covered associate is not entitled to vote for such official. A contribution to an official of a government entity that an individual makes up to two-years before becoming an investment adviser's covered associate will trigger the two-year compensation ban unless such contribution is within the *de minimis* limits. This is known as the "look-back."

An "official" of a government entity is an individual who holds (or is a candidate for) any elective office that is responsible for, or can influence the outcome of, the hiring of an investment adviser by the government entity, or which has authority to appoint a person to an office with such responsibility or influence. The term "government entity" includes any pool of assets sponsored or established by a state or political subdivision, or any agency, authority or instrumentality of a state or political subdivision. Rule 206(4)-5(c) provides that when a government entity invests in a "covered investment pool," the investment adviser to that covered investment pool is treated as providing advisory services directly to the government entity. "Covered investment pool" includes, among other things, any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940 (the "1940 Act") but for the exclusion under Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b)(3) provides for an automatic exemption from the two-year compensation ban with respect to a contribution that does not exceed $350, was discovered by the adviser within four months of the date of the contribution, and was refunded to the donor within 60 calendar days of the date of discovery, subject to certain other requirements. If the automatic exemption is not available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, exemptive relief under Section 206A of the Act. In order to grant an application for exemptive relief, the Rule provides that the Commission will consider, among other factors, certain enumerated factors (set forth in Section III, below).

Based on the facts described below, the Applicants respectfully submit that the relief requested herein is appropriate and consistent with the protection of investors and the purposes fairly intended by the Act as provided for under Rule 206(4)-5(e), and that all factors applicable to the exemptive relief under the Rule weigh in favor of the Commission granting the exemption. Accordingly, the Applicants request an order exempting them to the extent described below from the two-year compensation ban under Rule 206(4)-5(a)(1).

II. STATEMENT OF FACTS

A. The Applicants

The Advisers are affiliated asset management companies registered with the Commission as investment advisers under the Act and are indirectly wholly-owned by Brookfield Asset Management Inc., a public company ("Brookfield"). The Advisers provide discretionary investment advisory services to private funds. As of September 30, 2013, Brookfield US had approximately $13.8 billion in regulatory assets under management ("RAUM"), and Brookfield Canada had approximately $12.4 billion in RAUM. Brookfield US advises, among other private funds, Brookfield Strategic Real Estate Partners B L.P. ("Fund A"), a private fund that is part of Brookfield's Real Estate Platform, and Brookfield Canada advises, among other private funds, Brookfield Infrastructure Fund II-B, L.P. ("Fund B"), a private fund that is part of Brookfield's Infrastructure Platform. Both Funds are excluded from the definition of "investment company" by section 3(c)(7) of the 1940 Act.

B. The Donor

The individual who made the campaign contribution that triggered the two-year compensation ban is Richard B. Clark (the "Donor"). The Donor is a Senior Managing Partner, Global Head of Brookfield's Real Estate Platform, Brookfield Property Group, and Non-Executive Chairman of the Board of Brookfield Office Properties ("BPO"), a non-investment adviser commercial real estate corporation that owns, manages, and develops real estate and is affiliated with the Advisers and Brookfield. The Donor has been employed by Brookfield and its predecessors since 1984 in various senior roles, including as Chief Executive Officer of BPO. He serves on the investment committee that oversees the real estate investments of the private funds. At the time of the Contribution, the Donor was deemed a covered associate of Brookfield

US and Brookfield Canada because of his senior role in the firm and his participation in meetings with prospective investors. While he maintains homes in both New York City and Westchester County, for historical reasons the Donor has maintained his voter registration at his Westchester County residence. As a result, the Donor does not vote in New York City elections.

C. The Clients

Certain public pension plans that are government entities of New York City (the "Clients") are invested in the Funds. The elected New York City Comptroller is custodian and investment advisor to the Clients. The Clients invested in Fund A in 2012 and in Fund B in 2013.

D. The Recipient

The campaign contribution (the "Contribution") was made to Christine Quinn (the "Recipient"), a New York City Councilwoman who is Council Speaker and was a candidate for New York City Mayor ("Mayor") at the time of the Contribution. Although the New York City Comptroller assists the Clients in selecting investment advisors and consultants, the ultimate investment decisions of the Clients are made by the respective boards of trustees. These boards range from seven to 15 members including certain elected officials sitting *ex officio*; appointees of elected officials; and representatives of employee groups that participate in the system. Either the Mayor or one or more of the Mayor's appointees sit on each board. Thus, the Mayor, and any candidate for Mayor, is an "official" of the Clients. However, none of the Mayoral appointees to the boards were appointed by the Recipient and the Recipient herself did not serve on any of the boards. In fact, in her capacity as New York City Councilwoman and Speaker, the Recipient is not an "official" of the Clients because neither the Speaker nor the City Council have authority, direct or indirect, to hire or influence the hiring of an investment adviser by the Clients, or to appoint a person to an office with such authority (*i.e.*, to the boards of trustees).

The Recipient lost the Democratic primary for Mayor on September 10, 2013. Her term on the City Council ended on December 31, 2013.

E. <u>The Contribution</u>

The Donor made the Contribution to the Recipient's campaign on January 13, 2013, in the amount of $400. Although not entitled to vote in New York City elections, the Donor has a legitimate personal interest in the outcome of such elections given that he lives part-time and works in New York City. The Donor got to know the Recipient during the Occupy Wall Street protests in the fall of 2011. They worked together as BPO and New York City responded to the protests, which were taking place in Zuccotti Park (which is owned by BPO). He was impressed with her, thought she was a good politician, and liked what she was doing in New York City. When she announced her candidacy for Mayor, he believed she would be good at the job. Indeed, the reason for the Contribution was wholly unrelated to business.

On January 13, 2013, the Donor attended a fundraiser for the recipient. He attended with the expectation that he would not be contributing because of contribution restrictions. At the event, the Donor asked a person with the campaign what the limits were for someone like him who does business with the city. He was told of the $400 limit to candidates for Mayor under the New York City "doing business" rules. Believing that he was satisfying all applicable pay-to-play requirements, the Donor made the Contribution in the amount of $400 there at the event. However, despite the Advisers' robust policies and procedures, as described in greater detail below, he failed to pre-clear the Contribution as required under those policies and procedures. The Donor did not discuss the Contribution with Advisers or any of Advisers' covered associates.

The Contribution was purely personal and not related to any Brookfield business. Although he has dealt with the Recipient in a professional capacity, he never discussed Brookfield's investment advisory business. Indeed, because she was not an official of the Clients in her role on the city council and she lost her campaign for mayor, she was not in position to discuss the Client's investments. He did not solicit or coordinate any other contributions for the Recipient.

F. The Clients' Investments with Advisers

The process that led to the Clients' investment in Fund A began in October of 2011 when representatives of Brookfield US met with the Clients' consultants. Over the next seven months, Brookfield US met with the Clients, the Clients' consultants, and staff of the New York City Comptroller approximately 20 times regarding a potential investment. As part of this process, the Clients and their representatives met with roughly two dozen Brookfield employees ranging from senior executives to analysts. The Donor attended seven of those meetings, including the initial presentation, several due diligence sessions, and meetings with the Clients' boards. At each of these meetings, he was just one of several representatives of Brookfield US in attendance. The Donor's role was limited to making substantive presentations to the Clients, their representatives and consultants regarding the Fund and the type of assets in which the Fund was invested and would seek to invest. The Clients invested in Fund A on May 23, 2012, approximately eight months prior to the Donor making the Contribution.

The Clients invested in Fund B on July 8, 2013. The first meetings relating to Fund B took place in September of 2012, approximately four months prior to the Donor making the Contribution. As discussed above, Fund B is part of Brookfield's Infrastructure Platform, in which the Donor does not play a role. Rather, the Donor's activities are limited to Brookfield's Real Estate Platform. Accordingly, the Donor was not involved in any contacts with the Clients, their representatives, or the New York City Comptroller's office in relation to their investment in Fund B.

G. <u>The Advisers' Discovery of the Error and Response</u>

On February 22, 2013, little more than a month after making the Contribution, the Donor completed his annual certification regarding compliance with the Advisers' Compliance Manual (which includes a policy and procedure designed to ensure compliance with laws, rules and regulations regarding pay-to-play practices). At that time, he realized he had failed to pre-clear the Contribution as required under such compliance policy and procedure. The Donor thereafter immediately notified the Chief Compliance Officer, who told him that although the Contribution was within the limits under New York City pay-to-play law, the Contribution exceeded the *de minimis* limit allowed under the Rule. The Donor contacted the Recipient's campaign that day and requested a full refund, receiving it within days of the request on March 1.

After identifying the Contribution, Brookfield US established an escrow account for Fund A in which all management fees attributable to the Clients' investment in Fund A dating back to January 13, 2013, the date of the Contribution, are segregated. At the time of the Clients' investment in Fund B, Brookfield Canada established an escrow account for Fund B in which all management fees attributable to Clients' investment in Fund B are segregated. The fees attributable to the Clients will continue to be escrowed as they accrue during the two-year time-out period provided for under the Rule. Brookfield US promptly notified the investment staff of the New York City Comptroller's Office of the Contribution and that all fees attributable to the Clients' investments would be escrowed during the two-year period, pending outcome of the application for exemptive relief. Moreover, prior to the date of the Clients' investments in Fund B, they were aware of the Contribution and that all fees attributable to their investment would be held in the escrow account pending outcome of the request for exemptive relief. The Advisers also notified the Clients that if the Commission does not grant the exemption, the Advisers will refund the management fees related to the Clients' investments during the two-year period to the Funds, and when carried interest is realized, the portion attributable to the Clients' investments during the two-year time-out period will be calculated and refunded to the Funds. The total amount of management fees expected to accrue over the two-year time-out period is approximately $11 million. The total amount of carried interest that would be subject to the two-year time-out period is not easily estimable at this time, but may be very significant and could substantially increase the total financial loss that would be suffered by the Advisers over the two-year time-out period.

H. The Advisers' Pay-to-Play Policies and Procedures

At the time of the Contribution, the Advisers' pay-to-play policy and procedures ("Policy") required that covered associates, and those who may become covered associates (referred to in the Policy as Access Persons) pre-clear all political contributions except those made to federal candidates who were not state or local officials. In addition, covered associates were required to certify annually as to their understanding of and compliance with the Policy. Prospective new hires for covered associate positions were required to complete a questionnaire regarding their contributions prior to being given an offer of employment, and employees who are not covered associates were required to complete the same questionnaire and investigation prior to being promoted or transferred to a covered associate position. Any new hire or potential transfer who was found to have made a contribution that would trigger application of the Rule was not permitted to be moved into the covered associate position until two years elapsed from the date of such contribution.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) provides that the Commission will consider, among other factors:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

(2) Whether the investment adviser:

(i) before the Contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule;

(ii) prior to or at the time the Contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

(iii) after learning of the contribution,

(a) has taken all available steps to cause the contributor involved in making the Contribution which resulted in such prohibition to obtain return of the Contribution; and

(b) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the Contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, Federal, State or local); and

(6) The contributor's apparent intent or motive in making the Contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such Contribution.

As explained below, each of these factors weighs in favor of granting the relief requested in this Application.

IV. ANALYSIS OF FACTORS IN SUPPORT OF EXEMPTIVE RELIEF

An exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Given the size of the Contribution and that the Donor neither intended to nor actually did improperly influence the Clients' selection of Advisers, the interests of the Clients are best served by allowing the Advisers and Clients to continue their relationship unhindered. As discussed above, causing the Advisers to serve without compensation for a two-year period could result in significant financial loss to the Advisers of approximately $11 million at a minimum, which is 27,500 times the amount of the Contribution.[1] Such a result is greatly disproportionate to the violation, and is not consistent with the protection of investors, or a purpose fairly intended by the policies and provisions of the Act. Nor is such result necessary to protect government investors in this case. In particular, in this case the Rule may only serve to prevent New York City government entity investors from using the services of Advisers, which are reputable and talented asset managers.

Furthermore, if all facts were the same <u>except</u> the Donor's Contribution to the Recipient had been $350 rather than $400, a mere $50 less, the requirements for the automatic exemption permitted under Rule 206(4)-5(b)(3) would have been satisfied and the Contribution would never have triggered a compensation ban. The Contribution was made on January 13, discovered on

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1 As noted above, the total financial loss may be significantly higher once the carried interest is determinable and taken into account.

February 22 and fully refunded to the Donor on March 1. These events are well within the four-month and 60-day periods required for an automatic exemption under Rule 206(4)-5(b)(3).

Moreover, there was no connection between the Contribution and any past or potential business between New York City and the Advisers. Indeed, as City Councilwoman and Speaker unsuccessfully running for Mayor, the Recipient had no authority to influence the Clients' decision to hire an investment adviser, or to appoint a person to an office with such authority. The relationship between Advisers and their affiliates and the City pre-dates the Contribution; the Clients made their initial investment with Brookfield US the year prior to the Contribution after a long series of diligence meetings. They made the decision to invest in Fund B after being informed about the Rule's compensation ban, demonstrating that the Clients did not believe there was anything improper.

The Donor honestly believed that he was acting in accordance with applicable pay-to-play rules when he made the Contribution after checking with the campaign as to the amount that was permissible under pay-to-play law. He did not realize that when the campaign advised him that he could give up to $400, the advice was limited to New York City pay-to-play law and not the Rule. The Donor had no motive in making the Contribution other than to support the Recipient in her election because he felt she was a good candidate for Mayor and he had been impressed by her in their interactions in 2011.

Besides the factors discussed above, the remaining factors in Rule 206(4)-5(e) similarly weigh in favor of granting the exemption to Advisers:

A. Policies and Procedures Before the Contribution

As described above, at the time of the Contribution the Advisers adopted and implemented a robust Policy to ensure compliance with the Rule. The Policy included contribution pre-clearance procedures for covered associates, and periodic Rule 206(4)-5 certifications required to be completed by covered associates. Indeed, it was because of the Advisers' required certification to its policies that the Contributor realized he had failed to pre-clear the Contribution with the Chief Compliance Officer. In addition, the Advisers had a rigorous and robust screening of prospective hires and internal employees being considered for a covered associate positions, keeping new hires and internal transfers from being moved into a covered associate position until the appropriate look-back period has elapsed.

B. <u>Actual Knowledge of the Contribution</u>

At no time did any employees or covered associates of the Advisers, or any executive or employee of the Advisers' affiliates, other than the Donor, know of the Contribution to the Recipient until after it had happened. It was only when the Donor realized, upon completing his annual certification, that he may have made an improper contribution and promptly informed the Chief Compliance Officer. Moreover, the Donor did not discuss the Contribution prior to making it with Advisers or any of Advisers' covered associates.

C. <u>Advisers' Response After the Contribution</u>

After learning of the Contribution, the Advisers caused the Donor to promptly obtain a full refund of the Contribution. The Advisers established escrow accounts for all management fees and other compensation (including carried interest when it is realized) attributable to the Clients' investments in the Funds immediately after the discovery of the Contribution, with the Clients promptly notified of both the Contribution and the escrow accounts.

V. <u>REQUEST FOR ORDER</u>

The Advisers seek an Order pursuant to Section 206A of the Act and Rule 206(4)-5(e) exempting the Advisers from the two-year compensation ban required under Rule 206(4)-5(a)(1) related to the provision of investment advisory services during the two-year period following the date of the Contribution, January 13, 2013. This includes investment advisory services provided to the Clients and to any government entity that would be affected by the Contribution under the Rule.

Conditions. The Advisers agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) The Donor will not discuss any business of the Adviser with any government entity client or prospective client of which the Recipient was an "official" as defined in Rule 206(4)-5(f)(6) until January 13, 2015.

(2) The Donor is permitted to respond to inquiries from, and make presentations on substantive investment issues to, any government entity client described in Condition 1 regarding investments managed by Advisers as of January 13, 2013. The Advisers will maintain a log of such interactions in accordance with the retention requirements under Rule 204-(2)(e).

(3) The Donor will receive written notification of these conditions and will provide a quarterly certification of compliance until January 13, 2015. Copies of the certifications will be maintained by the Adviser in accordance with the retention requirements set forth in Rule 204-2(e).

(4) The Advisers will maintain records sufficient to enable the Chief Compliance Officer to verify compliance with the conditions of this Order. Such records will include, without limitation: (a) documentation sufficient to demonstrate compliance with each requirement under this Order; and (b) documentation sufficient to enable the Advisers' Chief Compliance Officer to assess compliance by the Advisers with sections 206(1) and of the Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily

accessible place for period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

(5) The Advisers' Chief Compliance Officer will monitor the Advisers' compliance with the conditions of this Order and conduct testing sufficient to verify such compliance. Such monitoring and testing will address, without limitation: (a) the Advisers' and the Donor's compliance with written policies and procedures concerning political contributions and pay-to-play arrangements; (b) compliance by the Advisers and the Donor with each requirement under this Order; (c) compliance by the Advisers with the recordkeeping obligations under this Order; and (d) compliance by the Advisers with sections 206(1) and of the Act in connection with their reliance on this Order. The Advisers' Chief Compliance Officer will document the frequency and results of such monitoring and testing, and the Advisers will maintain and preserve such documentation in an easily accessible place for period of not less than five years, the first two years in an appropriate office of the Advisers, and be available for inspection by the staff of the Commission.

VI. CONCLUSION

For the foregoing reasons, the proposed exemptive relief, conducted subject to the terms and conditions set forth above, would be fair and reasonable, in the public interest, fair to the Clients, and consistent with the general purposes of the Act.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules under the Act, the authorization for Brookfield US is set forth as Exhibit A, the authorization for Brookfield Canada is set forth as Exhibit A-1, the verification for Brookfield US is set forth as Exhibit B, the verification for Brookfield Canada is set forth as Exhibit B-1, and a form of proposed notice for the order of exemption requested by this application is set forth as Exhibit C to this application. In addition, a form of proposed order of exemption requested by this application is set forth as Exhibit D to this application.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicants who have signed and filed this Application are fully authorized to do so.

The Applicants request that the Commission issue an Order without a hearing pursuant to Rule 0-5 under the Act.

Dated: January 28, 2014

Respectfully submitted,

Brookfield Asset Management Private Institutional Capital Adviser US, LLC and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

By:



Ronald Fisher-Dayn
Regulatory Counsel and Chief Compliance Officer
Vice-President of Brookfield Asset Management Private Institutional Capital Adviser, US, LLC and Vice-President of Brookfield Private Funds Holdings Inc., the General Partner of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

Exhibit Index

Exhibit A

Authorization

All requirements of the Limited Liability Company Agreement of Brookfield Asset Management Private Institutional Capital Adviser US, LLC ("Brookfield US") have been complied with in connection with the execution and filing of this Application.

Pursuant to Section 7 of the Operating Agreement of Brookfield Asset Management Private Institutional Capital Adviser US, LLC dated July 22, 2009 and as amended on January 23, 2014, the undersigned is authorized to take all actions, including making applications, on behalf of Brookfield US. Such Operating Agreement, as amended, continues to be in force and has not been revoked through the date hereof.

Brookfield US has caused the undersigned to sign this application on its behalf in New York City on this 28 day of January, 2014.

Brookfield Asset Management Private
Institutional Capital Adviser US, LLC



Name: Ronald Fisher-Dayn
Title: Regulatory Counsel and Chief Compliance Officer
Vice-President of Brookfield Asset Management Private Institutional Capital Adviser, US, LLC

Exhibit A-1

Authorization

All requirements of the Limited Partnership Agreement of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. ("Brookfield Canada") have been complied with in connection with the execution and filing of this Application.

Pursuant to Sections 4 and 15 of the Amended and Restated Agreement of Limited Partnership of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., dated May 19, 2010 and as amended on January 23, 2014, the undersigned is authorized to take all actions, including making applications, on behalf of Brookfield Canada. Such Amended and Restated Agreement, as amended, continues to be in force and has not been revoked through the date hereof.

Brookfield Canada has caused the undersigned to sign this application on its behalf in New York City on this 28 day of January, 2014.

Brookfield Asset Management Private
Institutional Capital Adviser (Canada), L.P.



Name: Ronald Fisher-Dayn
Title: Regulatory Counsel and Chief Compliance Officer
Vice-President of Brookfield Private Funds Holdings Inc., the General Partner of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

Exhibit B

Verification

State of New York County of New York, SS: NY

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated January 28, 2014, for and on behalf of Brookfield Asset Management Private Institutional Capital Adviser US, LLC; that he is the Vice-President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

(Signature)____________________

Name: Ronald Fisher-Dayn
Title: Regulatory Counsel and Chief Compliance Officer
Vice-President of Brookfield Asset Management Private Institutional Capital Adviser, US, LLC

Subscribed and sworn to before me, a Notary Public, this 28 day of January, 2014.

Official Seal


CLARA C DIAZ
Registration #01DI6027450
Qualified in New York County
My Commission Expires
February 13, 2016

My commission expires __________________

Exhibit B-1

Verification

State of New York County of New York, SS: NY

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated January 28, 2014, for and on behalf of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.; that he is the Vice-President of Brookfield Private Funds Holdings Inc., the General Partner of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

(Signature) 

Name: Ronald Fisher-Dayn
Title: Regulatory Counsel and Chief Compliance Officer
Vice-President of Brookfield Private Funds Holdings Inc., the General Partner of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

Subscribed and sworn to before me, a Notary Public, this ___ day of January, 2014.



Official Seal 
CLARA C DIAZ
Registration #01DI6027450
Qualified in New York County
My Commission Expires
February 13, 2016

My commission expires ________________

Exhibit C

Proposed Notice for the Order of Exemption

Agency: Securities and Exchange Commission (the "SEC") or (the "Commission").

Action: Notice of application for an exemptive order under Section 206A of the Investment Advisers Act of 1940 (the "Advisers Act") and rule 206(4)-5(e) thereunder.

Applicant: Brookfield Asset Management Private Institutional Capital Adviser US, LLC ("Brookfield US") and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. ("Brookfield Canada" and, together with Brookfield US, the "Advisers" or the "Applicants").

Relevant Advisers Act Sections: Exemption requested under section 206A of the Advisers Act and Rule 206(4)-5(e) thereunder from Rule 206(4)-5(a)(1) under the Advisers Act.

Summary of Application: Applicants request that the Commission issue an order under section 206A of the Advisers Act and Rule 206(4)-5(e) thereunder exempting Applicants from Rule 206(4)-5(a)(1) under the Advisers Act to permit Applicants to receive compensation from any affected government entities for investment advisory services provided to such government entities within the two-year period following a contribution by a covered associate of Applicants to an official of the government entities.

Filing Dates: The application was filed on [Date].

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [Date], and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicants, Brookfield US and Brookfield Canada, Ronald Fisher-Dayn, Regulatory Counsel and Chief Compliance Officer, Vice-President of Brookfield Asset Management Private Institutional Capital Adviser, US, LLC and Vice-President of Brookfield Private Funds Holdings Inc., the General Partner of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

For Further Information Contact: Melissa Roverts Harke, Branch Chief, at (202) 551-6787 (Division of Investment Management, SEC).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850).

Applicants' Representations:

1. The Advisers are affiliated asset management companies registered with the Commission as investment advisers under the Act, and are indirectly wholly-owned by Brookfield Asset Management Inc., a public company ("Brookfield"). Brookfield US advises, among other private funds, Brookfield Strategic Real Estate Partners B L.P. ("Fund A"), a private fund that is part of Brookfield's Real Estate Platform. Brookfield Canada advises, among other private funds, Brookfield Infrastructure Fund II-B, L.P. ("Fund B"), a private fund that is part of Brookfield's Infrastructure Platform. Both Funds are excluded from the definition of "investment company" by section 3(c)(7) of the 1940 Act.

Certain public pension plans that are government entities of New York City (the "Clients") are invested in the Funds. The investment decisions for the Clients are overseen by boards of trustees ranging in size between seven to 15 members. Either the New York City Mayor ("Mayor") or one or more of the Mayor's appointees sit on each board.

2. Applicants represent that Richard B. Clark (the "Donor") is the Senior Managing Partner, Global Head of Brookfield's Real Estate Platform, Brookfield Property Group, and Non-Executive Chairman of the Board of Brookfield Office Properties and member of the investment committee that oversees real estate investments of the private funds, including Fund A and Fund B. The Donor is a Covered Associate of Applicants and made a contribution of $400 (the "Contribution") to the New York City Mayoral campaign of Christine Quinn, at that time serving as New York City Councilwoman and Speaker (the "Recipient"). Applicants represent that the Donor made the Contribution because he thought she was a good politician, believed she would be a good Mayor, liked what she was doing for New York City, and that the reason for the Contribution was wholly unrelated to business. At the time of the Contribution, the Donor asked a person with the Recipient's campaign what the limits were for a person doing business with the city, and was told of the $400 limit to Mayoral candidates under the New York City "doing business" rules. Believing that he was satisfying applicable pay-to-play requirements, the Donor subsequently made the Contribution in the amount of $400. The Donor did not solicit any persons to make contributions to the Recipient's campaign.

3. Applicants represent that the Clients' relationship with the Applicants pre-dates the Contribution. At meetings with the Clients prior to their investment in Fund A, the Donor was just one of several representatives of Brookfield US in attendance. The Donor's role was limited to making substantive presentations to the Clients, their representatives and consultants regarding

Fund A and the type of assets in which the Fund was invested and would seek to invest. The Clients invested in Fund A approximately eight months prior to the Contribution. The Clients subsequently invested in Fund B approximately six months after the Contribution. However, Fund B is part of Brookfield's Infrastructure Platform, in which the Donor does not play a role. Accordingly, the Donor was not involved in any contacts with the Clients in relation to their investment in Fund B.

5. Applicants represent that no member of a Client's board serving at the time of the Contribution or at the time an investment decision was made was appointed by the Recipient. Moreover, the Recipient herself did not sit on such board or have any involvement in the investment decisions of the Clients.

5. Applicants represent that at no time did any employees of the Applicants other than the Donor have any knowledge of the Contribution prior to the Donor's discussion with the Chief Compliance Officer about the Contribution on or around February 22, 2013. The Donor raised the Contribution with the Chief Compliance Officer when he was making his annual certification of compliance with Rule 206(4)-5 required by the Applicants. Subsequently the Applicants and the Donor obtained the Recipient's agreement to return the full amount of the Contribution, which was subsequently returned on March 1, 2013.

6. After identifying the Contribution, Brookfield US established an escrow account for Fund A in which all management fees and other compensation attributable to the Clients' investments in Fund A dating back to January 13, 2013, the date of the Contribution, are segregated. At the time of the Clients' investment in Fund B, Brookfield Canada established an escrow account for Fund B in which all management fees attributable to the Clients' investment in Fund B are segregated. The fees attributable to the Clients will continue to be escrowed as they accrue

during the two-year time-out period provided for under the Rule. In addition, when carried interest is realized, the portion attributable to the Clients' investments during the two-year time-out period will be calculated and refunded to the Funds. The total amount of management fees expected to accrue over the two-year time-out period is approximately $11 million. The amount of carried interest that will be attributable to the Clients' investment is not easily estimable at this time but may be very significant and could substantially increase the total financial loss that would be suffered by the Advisers over the two-year time-out period.

7. Brookfield US promptly notified the investment staff of the New York City Comptroller's Office of the Contribution and that all fees attributable to the Clients' investments would be escrowed during the two-year period, pending outcome of the application for exemptive relief. Moreover, prior to the date of the Clients' investments in Fund B, they were aware of the Contribution and that all fees attributable to their investment would be held in the escrow account pending outcome of the request for exemptive relief.

8. The Applicants' policies and procedures regarding pay-to-play ("Pay-to-Play Policies and Procedures") in place at the time of the Contribution required Covered Associates to pre-clear contributions to state and local officials and candidates, and to annually certify as to compliance. Applicants represent that the Donor's violation of Applicant's Pay-to-Play Policies and Procedures resulted from his mistaken belief that he was in compliance with such policies and procedures, due to his confirming with New York City officials that his $400 contribution was within the limits under the New York City "doing business" rules.

Applicant's Legal Analysis:

1. Rule 206(4)-5(a)(1) under the Advisers Act prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two

years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser. Each Client is a "government entity," as defined in Rule 206(4)-5(f)(5), the Donor is a "covered associate" as defined in Rule 206(4)-5(f)(2), and the Recipient is an "official" as defined in Rule 206(4)-5(f)(6). Rule 206(4)-5(c) provides that when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool is treated as providing advisory services directly to the government entity. The Fund is a "covered investment pool," as defined in Rule 206(4)-5(f)(3)(ii).

2. Section 206A of the Advisers Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Advisers Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Advisers Act]."

3. Rule 206(4)-5(e) provides that the Commission may exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of the factors listed below, among others:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act;

(2) Whether the investment adviser: (i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the rule; and (ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (iii) after learning of the

contribution: (A) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (B) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (e.g., federal, state or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. Applicants request an order pursuant to Section 206A and Rule 206(4)-5(e) thereunder, exempting them from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) with respect to investment advisory services provided to the Clients, or to any other client of which the Recipient was a covered official at the time of the Contribution, within the two-year period following the Contribution.

5. Applicants submit that the exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the other factors set forth in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicants to avoid consequences disproportionate to the violation.

6. Applicants state that the Clients determined to invest with Applicants and established the advisory relationships on an arms' length basis free from any improper influence as a result of the Contribution. In support of this argument, Applicants note that the Clients' relationship with

Applicants pre-dates the Contribution and only one investment made by the Clients occurred after the contribution. Furthermore, the Donor had no contact with the Clients after the date of the Contribution, and the Recipient had no actual or apparent authority or influence over the investment decisions of the Clients. Applicants also argue that the interests of the Clients are best served by allowing the Applicants and the Clients to continue their relationship uninterrupted.

7. Applicants note that prior to the Contribution it had adopted and implemented robust Pay-to-Play Policies and Procedures compliant with the Rule's requirements and that such Policies and Procedures included contribution pre-clearance procedures for covered associates and periodic Rule 206(4)-5 certifications required to be completed by covered associates. It was through such certification that the Advisers learned of the Contribution. Applicant further represents that at no time did any employees of Applicant other than the Donor have any knowledge that the Contribution had been made prior to discovery by the Applicant in February 2013. After learning of the Contribution, Applicants and the Donor obtained the Recipient's agreement to return the Contribution, which was subsequently returned, and the Applicants set up escrow accounts for all management fees attributable to the Clients' investments in the Funds beginning on the date of the Contribution (January 13, 2013).

8. Applicant states that the Donor's apparent intent in making the Contribution was not to influence the selection or retention of Applicants. Applicants states that the Contribution was wholly unrelated to Applicants' business with New York City. Applicants note that the Donor failed to appreciate that contributions that were permissible under the New York City pay-to-play rule could trigger the prohibition on compensation under Rule 206(4)-5 and that such contributions were subject to the Applicants' Pay-to-Play Policies and Procedures. Applicants represent that the Donor had no contact with any representative of the Clients (or their boards)

outside of making substantive presentations to the Clients' representatives and consultants about the investment strategy he manages and the real estate investments of the Funds in which he has subject matter expertise.

The Applicants' Conditions: The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) The Donor will not discuss any business of the Applicants with any government entity client or prospective client of which the Recipient was an "official" as defined in Rule 206(4)-5(f)(6) until January 13, 2015.

(2) The Donor is permitted to respond to inquiries from, and make presentations on substantive investment issues to, any government entity client described in Condition 1 regarding investments managed by Applicants as of January 13, 2013. The Applicants will maintain a log of such interactions in accordance with the retention requirements under Rule 204-(2)(e).

(3) The Donor will receive written notification of these conditions and will provide a quarterly certification of compliance until January 13, 2015. Copies of the certifications will be maintained by the Applicants in accordance with the retention requirements set forth in Rule 204-2(e).

(4) The Applicants will maintain records sufficient to enable the Chief Compliance Officer to verify compliance with the conditions of this Order. Such records will include, without limitation: (a) documentation sufficient to demonstrate compliance with each requirement under this Order; and (b) documentation sufficient to enable the Applicants' Chief Compliance Officer to assess compliance by the Applicants with Sections 206(1) and of the Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years

in an appropriate office of each Applicant, and be available for inspection by the staff of the Commission.

(5) The Chief Compliance Officer will monitor the Applicants' compliance with the conditions of this Order and conduct testing sufficient to verify such compliance. Such monitoring and testing will address, without limitation: (a) the Applicants' and the Donor's compliance with written policies and procedures concerning political contributions and pay-to-play arrangements; (b) compliance by the Applicants and the Donor with each requirement under this Order; (c) compliance by the Applicants with the recordkeeping obligations under this Order; and (d) compliance by the Applicants with sections 206(1) and of the Act in connection with their reliance on this Order. The Applicants' Chief Compliance Officer will document the frequency and results of such monitoring and testing, and the Applicants will maintain and preserve such documentation in an easily accessible place for period of not less than five years, the first two years in an appropriate office of each Applicant, and be available for inspection by the staff of the Commission.

For the Commission, by the Division of Investment Management, under delegated authority.

Secretary[or other signatory]

Exhibit D

Proposed Order of Exemption

Brookfield Asset Management Private Institutional Capital Adviser US, LLC ("Brookfield US") and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. ("Brookfield Canada" and, together with Brookfield US, the "Advisers" or the "Applicants") filed an application on [Date] pursuant to section 206A of the Investment Advisers Act of 1940 (the "Act") and Rule 206(4)-5(e) thereunder. The application requested an order granting an exemption from the provisions of section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicants to provide investment advisory services for compensation to all affected government entities within the two-year period following a specified contribution to an official of such government entities by a covered associate of the Applicants. The order applies only to the Applicants' provision of investment advisory services for compensation which would otherwise be prohibited with respect to government entities as a result of the contribution identified in the application.

A notice of filing of the application was issued on [Date] (Investment Advisers Act Release No. [insert number]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, IT IS ORDERED, pursuant to section 206A of the Act and Rule 206(4)-5(e) thereunder, that the application for exemption from section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority

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Secretary[or other signatory]